STOCK SUBSCRIPTION AGREEMENT

STOCK SUBSCRIPTION-AFRO DOLLAR MONEY INC
Make CHECK Payable to AFRO DOLLAR MONEY Inc

Buyer/s Name _____

Address _____

By_____
Sign Here

Sign Here (if Joint Subscriber)-_____

Number of Share-Units_____x $2.00/Unit   Amount Enclosed $_____

Accepted: _____ _____
             Officer Name   Title

AFRO DOLLAR MONEY INC 980 North Michigan, Chicago IL 60611

SUBSCRIBER   INFORMATION

I,   Information for Individual/Joint Subscriber

☐ TEN COM tenants in common   ☐ TEN ENT as tenants by the entireties

☐ JT TEN as Joint tenants with right of survivorship and not as tenants in common

☐ Uniform Gift Minor ACT (cust minor) under Uniform Gifts to Minors Act _____(State)

Name of Subscriber/s_____ _____

Social Security Number/s_____ _____

Address _____ _____

HomeTelephoneNumber_____ _____

Business Telephone Number_____ _____

Email: _____ _____

II. Information for Trustor Other Entity

Name of Subscriber _____

Name/Title of Authorized Person_____ _____

Federal Tax ID Number_____

Address_____City_____State_____

Telephone Number_____Facsimile Number_____